UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: February 22, 2018

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner
Date: February 22, 2018	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY LNG PARTNERS REPORTS
FOURTH QUARTER AND ANNUAL 2017 RESULTS

Highlights

•
Reported GAAP net income attributable to the partners and preferred unitholders of $39.9 million and adjusted net income attributable to the partners and preferred unitholders(1) of $34.0 million in the fourth quarter of 2017.

•	Generated distributable cash flow(1) of $52.1 million, or $0.65 per common unit, in the fourth quarter of 2017.

•
Since September 2017, the Partnership has taken delivery of three M-Type, Electronically Controlled, Gas Injection (MEGI) liquefied natural gas (LNG) carrier newbuildings and two 30 percent-owned LNG carrier newbuildings, all of which commenced their respective charter contracts with Royal Dutch Shell (Shell) ranging between six and 20 years in duration, plus extension options.

•
Completed an $816 million(2) long-term debt facility to finance all six of the Partnership’s 50 percent-owned ARC7 LNG carrier newbuildings delivering through early-2020, the first of which delivered and immediately commenced its 28-year charter contract in January 2018 with Yamal Trade Pte Ltd. (Yamal LNG).

•	In January 2018, the Partnership sold its 50 percent ownership interest in the 2005-built S/S Excelsior for net proceeds of approximately $44 million after repaying outstanding debt obligations.

•	In February 2018, the Partnership refinanced a 2018 loan maturity with a new $197 million long-term debt facility secured by two LNG carriers on long-term contracts.

Hamilton, Bermuda, February 22, 2018 - Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter and year ended December 31, 2017.

	Three Months Ended			Year Ended
	December 31, 2017	September 30, 2017	December 31, 2016	December 31, 2017	December 31, 2016
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	126,307	104,285	100,774	432,676	396,444
Income from vessel operations	62,378	10,322	38,010	148,649	153,181
Equity income	2,992	1,417	9,728	9,789	62,307
Net income (loss) attributable to the partners and preferred unitholders	39,877	(18,896)	84,411	33,965	140,451
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (CFVO) (1)	126,833	107,254	114,534	449,550	480,063
Distributable cash flow (DCF) (1)	52,054	40,224	50,199	176,128	234,995
Adjusted net income attributable to the partners and preferred unitholders (1)	33,972	20,925	28,958	93,850	148,982
(1) These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)	Based on the Partnership’s 50 percent ownership interests in the six ARC7 LNG carrier newbuildings.

Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

GAAP net income and non-GAAP adjusted net income for the three months ended December 31, 2017, compared to the same period of the prior year, were positively impacted by the deliveries of six LNG and LPG carrier newbuildings between February and November 2017; commencement of short-term charter contracts for certain of the vessels in the Partnership’s 52 percent-owned joint venture with Marubeni (the Teekay LNG-Marubeni Joint Venture); and recognition of the prepaid lease payments of $10.7 million received from IM Skaugen SE (Skaugen) in prior periods. These increases were partially offset by the sale of a conventional tanker in the first quarter of 2017; lower rates earned on two conventional tankers upon the expiration of their fixed-rate charter contracts ending in 2017; and lower spot rates earned for certain of the vessels in the Exmar LPG Joint Venture. Additionally, GAAP net income was also impacted in the fourth quarter of 2017, compared to the same period of the prior year, by various non-cash items, such as the write-down of a conventional tanker in the fourth quarter of 2016; a decrease in unrealized gains on derivative instruments; and an increase in unrealized foreign currency exchange losses relating to the Partnership’s Euro and NOK-denominated debt.
CEO Commentary
“During the fourth quarter of 2017, the Partnership continued to generate stable cash flows and execute on its growth projects and financing plans,” commented Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd.
“In December 2017, our 50/50 joint venture with China LNG Shipping secured a long-term debt facility to finance all six ARC7 LNG carrier newbuildings and in mid-January 2018, we took delivery of our first ARC7 vessel, the Eduard Toll, two weeks ahead of schedule,” Mr. Kremin continued. “In total, since October 2017, the Partnership has taken delivery of six LNG carrier newbuildings over a four-month period, all of which immediately commenced their respective long-term charter contracts. Looking ahead to the remainder of 2018, we expect to take delivery of another five LNG carrier newbuildings and a further three mid-sized LPG carrier newbuildings in our 50/50 joint venture with Exmar, all of which we expect will provide further cash flow growth to the Partnership.”
“We also continue to make good progress on refinancing our debt maturities,” commented Mr. Kremin. “I am pleased to report that in November 2017 we refinanced and upsized our unsecured corporate revolving credit facility and in February 2018, we refinanced one of our 2018 loan maturities with a new five-year, $197 million long-term debt facility.”
Mr. Kremin added, “Finally, in January 2018, we completed an opportunistic sale of the 50 percent-owned 2005-built S/S Excelsior at an attractive price.”
Summary of Recent Events
LNG Carrier Newbuilding Deliveries

In October 2017 through February 2018, the Partnership took delivery of three MEGI LNG carrier newbuildings, the Macoma, Murex and Magdala, all of which immediately commenced their respective charter contracts with Shell ranging between six to eight years in duration, plus extension options.

In October 2017 through January 2018, the Partnership’s 30 percent-owned joint venture with China LNG Shipping (Holdings) Limited (China LNG) and CETS (an affiliate of China National Offshore Oil Corporation (CNOOC)) took delivery of two LNG carrier newbuildings, the Pan Asia and the Pan Americas, both of which immediately commenced their respective 20-year charter contracts with Shell.

In January 2018, the Partnership's 50 percent-owned joint venture with China LNG (the Yamal LNG Joint Venture) took delivery of its first ARC7 LNG carrier newbuilding, the Eduard Toll, which immediately commenced its 28-year charter contract with Yamal LNG.

New Teekay Multigas Pool

In November 2017, the Partnership terminated its charter contracts with Skaugen due to non-payment of charter hire and established the Teekay Multigas Pool, a new in-house commercial management solution for ethylene-capable LPG and small-scale LNG vessels. The Teekay Multigas Pool now manages the Partnership’s seven directly-owned ethylene-capable LPG carriers, some of which are also capable of small-scale LNG shipping, which were previously part of the Norgas Carriers Pool operated by Skaugen.

Sale of the S/S Excelsior

In January 2018, the Partnership sold its 50 percent interest in the S/S Excelsior to Excelerate Energy for net proceeds of approximately $44 million after repaying external debt obligations. The Partnership originally acquired its 50 percent interest in the S/S Excelsior in 2010 through an acquisition from Exmar NV and expects to record a gain of approximately $2 million on the sale in the first quarter of 2018.

Debt Financing Update

In November 2017, the Partnership completed a refinancing and upsizing of its 364-day, unsecured corporate revolving credit facility from $170 million to $190 million.

In December 2017, the Yamal LNG Joint Venture completed an $816 million(1) long-term debt facility to finance all six of the Yamal LNG Joint Venture's ARC7 LNG carrier newbuildings delivering through early-2020, the first of which was delivered in January 2018.

In February 2018, the Partnership refinanced the full amount of a revolving credit facility maturing in 2018 secured by the Hispania Spirit and Galicia Spirit with a new $197 million revolving credit facility maturing in 2022.

(1)	Based on the Partnership’s 50 percent ownership interests in the six ARC7 LNG carrier newbuildings.

Operating Results
The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	December 31, 2017			December 31, 2016
(in thousands of U.S. Dollars)	(unaudited)			(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	114,605	11,702	126,307	86,188	14,586	100,774
Income (loss) from vessel operations	60,395	1,983	62,378	43,918	(5,908)	38,010
Equity income	2,992	—	2,992	9,728	—	9,728
NON-GAAP FINANCIAL COMPARISON
CFVO from consolidated vessels(i)	86,667	4,122	90,789	70,889	7,490	78,379
CFVO from equity-accounted vessels(i)	36,044	—	36,044	36,155	—	36,155
Total CFVO(i)	122,711	4,122	126,833	107,044	7,490	114,534

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Gas Segment

Income from vessel operations and cash flow from vessel operations from consolidated vessels for the three months ended December 31, 2017, compared to the same quarter of the prior year, were impacted primarily due to higher revenues earned on the deliveries of three MEGI LNG carrier newbuildings between February and November 2017 and recognition of the prepaid lease payments of $10.7 million received from Skaugen in prior periods, which were previously deferred and then recognized in the fourth quarter of 2017 upon the termination of the charter contracts for five of the Partnership’s LPG carriers on charter with Skaugen. These increases were partially offset by lower revenues earned for two of the Partnership’s LNG carriers on charter with Awilco LNG ASA (Awilco) as the charter contracts for these two LNG carriers were amended in 2017, which have the effect of deferring a portion of the charter hire until December 2019.

Equity income and cash flow from vessel operations from equity-accounted vessels for the three months ended December 31, 2017, compared to the same quarter of the prior year, were impacted primarily due to lower spot rates earned in 2017 on certain vessels in the Exmar LPG Joint Venture. This decrease was partially offset by deliveries of two mid-size LPG carriers in the Exmar LPG Joint Venture between March and July 2017; the delivery of the Partnership’s 30 percent-owned LNG carrier newbuilding on charter to Shell in October 2017; and the commencement of short-term charter contracts for certain of the vessels in the Teekay LNG-Marubeni Joint Venture that were previously earning lower spot rates. Equity income was also impacted by a decrease in net unrealized gains on designated and non-designated derivative instruments and an increase in vessel write-downs in the Exmar LPG Joint Venture during the three months ended December 31, 2017, compared to the same period of the prior year.

Conventional Tanker Segment

Income (loss) from vessel operations increased for the three months ended December 31, 2017, compared to the same quarter of the prior year, primarily due to the write-down of the Asian Spirit recognized in the three months ended December 31, 2016. This increase was partially offset by lower rates earned on the European Spirit and African Spirit conventional tankers upon the expiration of their fixed-rate charter contracts in August and November 2017, respectively. Cash flow from vessel operations for the three months ended December 31, 2017, compared to the same quarter of the prior year, decreased primarily due to the lower rates earned on the European Spirit and African Spirit conventional tankers.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of February 15, 2018, excluding the Partnership’s 30 percent interest in a regasification facility currently under construction:

	Number of Vessels
	Owned and In-Chartered Vessels(i)	Newbuildings	Total
LNG Carrier Fleet	37(ii)	12(iii)	49
LPG/Multigas Carrier Fleet	26(iv)	3(v)	29
Conventional Tanker Fleet	4(vi)	—	4
Total	67	15	82

(i)	Owned vessels includes vessels accounted for as vessels related to capital leases.

(ii)	The Partnership’s ownership interests in these vessels range from 30 percent to 100 percent.

(iii)	The Partnership's ownership interests in these newbuildings, which includes a floating storage unit (FSU), range from 20 percent to 100 percent.

(iv)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.

(v)	The Partnership’s ownership interests in these newbuildings is 50 percent.

(vi)	Two of the Partnership's conventional tankers are held for sale.
Liquidity
As of December 31, 2017, the Partnership had total liquidity of $433.6 million (comprised of $244.2 million in cash and cash equivalents and $189.4 million in undrawn credit facilities).

Conference Call
The Partnership plans to host a conference call on Thursday, February 22, 2018 at 11:00 a.m. (ET) to discuss the results for the fourth quarter and fiscal year 2017. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

▪	By dialing (866) 548-4713 or (647) 484-0477, if outside North America, and quoting conference ID code 1441937.

▪	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Fourth Quarter and Fiscal Year 2017 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay LNG Partners L.P.
Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fee-based charter contracts through its interests in 49 LNG carriers (including 12 newbuildings), 29 LPG/Multigas carriers (including three newbuildings) and four conventional tankers. The Partnership's interests in these vessels range from 20 to 100 percent. In addition, the Partnership owns a 30 percent interest in a regasification facility, which is currently under construction. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common units and preferred units trade on the New York Stock Exchange under the symbol “TGP”, "TGP PR A" and "TGP PR B", respectively.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Income, and Distributable Cash Flow, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management.
Non-GAAP Financial Measures

Cash Flow from Vessel Operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, losses on the sales of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on a derivative charter contract. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity-Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. The Partnership does not control its equity-accounted vessels and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entities in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of such distributions to the Partnership and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO from Equity-Accounted Vessels may not be available to the Partnership in the periods such CFVO is generated by its equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to income from vessel operations and income from vessel operations of equity-accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.
Adjusted Net Income excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, and refer to footnote (2) of the statements of income (loss) for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.
Distributable Cash Flow (DCF) represents GAAP net income adjusted for depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, distributions relating to equity financing of newbuilding installments, adjustments for direct financing leases to a cash basis and foreign exchange related items, including the Partnership's proportionate share of such items in equity-accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of Income (Loss)
(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	126,307	104,285	100,774	432,676	396,444

Voyage expenses	(4,303)	(1,466)	(302)	(8,202)	(1,656)
Vessel operating expenses	(27,026)	(26,724)	(22,270)	(103,139)	(88,590)
Depreciation and amortization	(27,651)	(24,980)	(25,021)	(105,545)	(95,542)
General and administrative expenses	(4,949)	(2,793)	(3,634)	(16,541)	(18,499)
Write-down and loss on sales of vessels(1)	—	(38,000)	(11,537)	(50,600)	(38,976)
Income from vessel operations	62,378	10,322	38,010	148,649	153,181

Equity income(2)	2,992	1,417	9,728	9,789	62,307
Interest expense	(23,333)	(20,091)	(15,934)	(80,937)	(58,844)
Interest income	880	602	783	2,915	2,583
Realized and unrealized gain (loss) on non-designated derivative instruments(3)	3,066	(2,178)	43,245	(5,309)	(7,161)
Foreign currency exchange (loss) gain(4)	(2,436)	(5,104)	15,474	(26,933)	5,335
Other income	424	356	314	1,561	1,537
Net income (loss) before tax expense	43,971	(14,676)	91,620	49,735	158,938
Income tax recovery (expense)	319	(750)	(251)	(824)	(973)
Net income (loss)	44,290	(15,426)	91,369	48,911	157,965

Non-controlling interest in net income (loss)	4,413	3,470	6,958	14,946	17,514
Preferred unitholders' interest in net income (loss)	5,541	2,813	2,719	13,979	2,719
General Partner's interest in net income (loss)	687	(434)	1,634	400	2,755
Limited partners’ interest in net income (loss)	33,649	(21,275)	80,058	19,586	134,977
Weighted-average number of common units outstanding:
• Basic	79,626,819	79,626,819	79,571,820	79,617,778	79,568,352
• Diluted	79,839,231	79,626,819	79,705,854	79,791,041	79,671,858
Total number of common units outstanding at end of period	79,626,819	79,626,819	79,571,820	79,626,819	79,571,820

(1)
The write-down and loss on sales of vessels for the three months ended September 30, 2017 and year ended December 31, 2017 includes impairment charges on the African Spirit, Teide Spirit and Toledo Spirit Suezmax tankers. The charterer for the African Spirit notified the Partnership in August 2017 that it would redeliver the vessel to the Partnership upon its charter contract ending in November 2017, which resulted in a write-down of the vessel to its estimated market value. The African Spirit was redelivered to the Partnership in November 2017. The charterer for the Teide Spirit and Toledo Spirit, who is also the owner of these vessels, has the option to cancel the charter contracts 13 years following commencement of the respective charter contracts. In October 2017, the charterer notified the Partnership that it was marketing the Teide Spirit for sale and subsequently, sold the vessel on February 8, 2018. Upon sale of the vessel, the charterer concurrently terminated its charter contract with the Partnership. The charterer’s cancellation option for the Toledo Spirit is first exercisable in August 2018. Given the Partnership's prior experience with this charterer, the Partnership expects the charterer will cancel the charter contract and sell the Toledo Spirit to a third party in 2018. As a result, the Partnership wrote down the Teide Spirit and Toledo Spirit to their estimated market values. The write-down and loss on sales of vessels for the year ended December 31, 2017 also includes the write-down of the European Spirit Suezmax tanker to its estimated market value, as the Partnership commenced marketing the vessel for sale upon receiving notification from the charterer in late-June 2017 that it would redeliver the vessel back to the Partnership in August 2017. The write-down and loss on sales of vessels for the year ended December 31, 2016 relates to Centrofin Management Inc. exercising its purchase options, under the 12-year charter contracts, to acquire the Bermuda Spirit and Hamilton Spirit Suezmax tankers. In addition, the write-down and loss on sales of vessels for the three months ended December 31, 2016 includes the write-down of the Asian Spirit upon the Partnership reaching an agreement to sell the vessel in November 2016.

(2)
The Partnership’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Partnership’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2017	2016	2017	2016
Equity income	2,992	1,417	9,728	9,789	62,307
Proportionate share of unrealized (gain) loss on non-designated derivative instruments	(4,404)	(1,485)	(8,078)	(7,491)	(6,963)
Proportionate share of ineffective portion of hedge-accounted interest rate swaps	566	968	(364)	5,100	(372)
Proportionate share of write-down and loss on sales of vessels	5,500	—	4,861	5,500	4,861
Proportionate share of other items	191	219	1,162	651	1,317
Equity income adjusted for items in Appendix A	4,845	1,119	7,309	13,549	61,150

(3)
The realized (losses) gains on non-designated derivative instruments relate to the amounts the Partnership actually paid or received to settle non-designated derivative instruments and the unrealized gains (losses) on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2017	2016	2017	2016
Realized (losses) gains relating to:
Interest rate swap agreements	(5,012)	(4,528)	(6,190)	(18,825)	(25,940)
Interest rate swaption agreements termination	—	—	—	(610)	—
Toledo Spirit time-charter derivative contract	152	646	(1,274)	678	(654)
	(4,860)	(3,882)	(7,464)	(18,757)	(26,594)

Unrealized gains (losses) relating to:
Interest rate swap agreements	8,182	1,775	34,068	12,393	15,627
Interest rate swaption agreements	518	285	16,601	945	(164)
Toledo Spirit time-charter derivative contract	(774)	(356)	40	110	3,970
	7,926	1,704	50,709	13,448	19,433

Total realized and unrealized gains (losses) on non-designated derivative instruments	3,066	(2,178)	43,245	(5,309)	(7,161)

(4)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income (Loss).

Foreign currency exchange (loss) gain includes realized losses relating to the amounts the Partnership paid to settle or terminate the Partnership’s non-designated cross-currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds and realized gains on NOK bond repurchases. Foreign currency exchange (loss) gain also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2017	2016	2017	2016
Realized losses on cross-currency swaps	(2,125)	(1,598)	(2,160)	(9,344)	(9,063)
Realized losses on cross-currency swaps termination	—	—	(17,711)	(25,733)	(17,711)
Realized gains on repurchase of NOK bonds	—	—	16,782	25,733	16,782
Unrealized (losses) gains on cross-currency swaps	(9,081)	20,523	(6,053)	49,047	28,905
Unrealized gains (losses) on revaluation of NOK bonds	7,760	(17,906)	12,644	(47,076)	(18,967)

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at December 31,	As at September 30,	As at December 31,
	2017	2017	2016
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	244,241	161,008	126,146
Restricted cash – current	22,326	21,386	10,145
Accounts receivable	26,054	22,079	25,224
Prepaid expenses	6,539	4,345	3,724
Vessels held for sale	33,671	17,000	20,580
Current portion of derivative assets	1,078	1,759	531
Current portion of net investments in direct financing leases	9,884	9,683	150,342
Advances to affiliates	7,300	9,245	9,739
Total current assets	351,093	246,505	346,431

Restricted cash – long-term	72,868	71,626	106,882

Vessels and equipment
At cost, less accumulated depreciation	1,416,381	1,316,234	1,374,128
Vessels related to capital leases, at cost, less accumulated depreciation	1,044,838	643,973	484,253
Advances on newbuilding contracts	444,493	492,800	357,602
Total vessels and equipment	2,905,712	2,453,007	2,215,983
Investment in and advances to equity-accounted joint ventures	1,094,596	1,114,709	1,037,726
Net investments in direct financing leases	486,106	624,122	492,666
Other assets	6,043	1,440	5,529
Derivative assets	6,172	9,324	4,692
Intangible assets – net	61,078	63,293	69,934
Goodwill – liquefied gas segment	35,631	35,631	35,631
Total assets	5,019,299	4,619,657	4,315,474
LIABILITIES AND EQUITY
Current
Accounts payable	3,509	2,240	5,562
Accrued liabilities	40,257	38,056	35,881
Unearned revenue	25,873	20,283	16,998
Current portion of long-term debt	552,404	516,232	188,511
Current obligations related to capital leases	106,946	108,592	40,353
Current portion of in-process contracts	7,946	9,050	15,833
Current portion of derivative liabilities	79,139	69,964	56,800
Advances from affiliates	12,140	9,864	15,492
Total current liabilities	828,214	774,281	375,430
Long-term debt	1,245,588	1,380,175	1,602,715
Long-term obligations related to capital leases	904,603	595,674	352,486
Long-term unearned revenue	—	9,358	10,332
Other long-term liabilities	57,594	58,432	60,573
In-process contracts	580	2,418	8,233
Derivative liabilities	45,797	59,312	128,293
Total liabilities	3,082,376	2,879,650	2,538,062

Equity
Limited partners – common units	1,539,248	1,516,634	1,563,852
Limited partners – preferred units	290,659	123,520	123,426
General partner	50,152	49,690	50,653
Accumulated other comprehensive income	4,479	1,747	575
Partners' equity	1,884,538	1,691,591	1,738,506
Non-controlling interest	52,385	48,416	38,906
Total equity	1,936,923	1,740,007	1,777,412
Total liabilities and total equity	5,019,299	4,619,657	4,315,474

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Year Ended
	December 31,	December 31,
	2017	2016
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	48,911	157,965
Non-cash items:
Unrealized gain on non-designated derivative instruments	(13,448)	(19,433)
Depreciation and amortization	105,545	95,542
Write-down and loss on sales of vessels	50,600	38,976
Unrealized foreign currency exchange gain and other	(10,257)	(42,009)
Equity income, net of dividends received of $42,692 (2016 – $31,113)	32,903	(31,194)
Change in operating assets and liabilities	1,853	(20,669)
Expenditures for dry docking	(21,642)	(12,686)
Net operating cash flow	194,465	166,492
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	362,527	573,514
Scheduled repayments of long-term debt	(168,504)	(316,450)
Prepayments of long-term debt	(236,474)	(463,422)
Financing issuance costs	(8,361)	(3,462)
Proceeds from financing related to sales and leaseback of vessels	656,935	355,306
Scheduled repayments of obligations related to capital leases	(42,000)	(21,594)
Proceeds from equity offerings, net of offering costs	164,411	120,707
Decrease in restricted cash	20,385	4,651
Cash distributions paid	(56,650)	(45,467)
Dividends paid to non-controlling interest	(1,595)	(3,402)
Other	(605)	—
Net financing cash flow	690,069	200,381
INVESTING ACTIVITIES
Capital contributions to equity-accounted joint ventures	(183,874)	(120,879)
Return of capital from equity-accounted joint ventures	92,320	5,500
Receipts from direct financing leases	13,143	23,650
Proceeds from sales of vessels	20,580	94,311
Expenditures for vessels and equipment	(708,608)	(345,790)
Net investing cash flow	(766,439)	(343,208)
Increase in cash and cash equivalents	118,095	23,665
Cash and cash equivalents, beginning of the year	126,146	102,481
Cash and cash equivalents, end of the year	244,241	126,146

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income – GAAP basis	44,290	91,369	48,911	157,965
Less: Net income attributable to non-controlling interests	(4,413)	(6,958)	(14,946)	(17,514)
Net income attributable to the partners and preferred unitholders	39,877	84,411	33,965	140,451
Add (subtract) specific items affecting net income:
Write-down and loss on sales of vessels(1)	—	11,537	50,600	38,976
Unrealized foreign currency exchange losses (gains)(2)	58	(17,783)	17,493	(14,699)
Unrealized (gains) losses on non-designated and designated derivative instruments and other items from equity-accounted investees(3)	1,853	(2,419)	3,760	(19,433)
Unrealized gains on non-designated derivative instruments(4)	(7,926)	(50,709)	(13,448)	(1,157)
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	(15)	(1,044)	740	—
Other items(5)	(926)	1,215	(316)	1,215
Non-controlling interests’ share of items above(6)	1,051	3,750	1,056	3,629
Total adjustments	(5,905)	(55,453)	59,885	8,531
Adjusted net income attributable to the partners and preferred unitholders	33,972	28,958	93,850	148,982

(1)
Write-down and loss on sale of vessels relate to the Partnership's impairment charges and sales of the African Spirit, Teide Spirit and Toledo Spirit during 2017 and the Bermuda Spirit, Hamilton Spirit and Asian Spirit during 2016. See Note 1 to the Consolidated Statements of Income (Loss) included in this release for further details.

(2)
Unrealized foreign exchange losses (gains) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized (gains) losses on the cross-currency swaps economically hedging the Partnership’s NOK bonds. This amount excludes the realized losses relating to the cross-currency swaps for the NOK bonds. See Note 4 to the Consolidated Statements of Income (Loss) included in this release for further details.

(3)
Reflects the unrealized (gains) losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, any ineffectiveness for derivative instruments designated as hedges for accounting purposes, and write-down and loss on sales of vessels within the Partnership’s equity-accounted investments. See Note 2 to the Consolidated Statements of Income (Loss) included in this release for further details.

(4)
Reflects the unrealized gains due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See Note 3 to the Consolidated Statements of Income (Loss) included in this release for further details.

(5)	Included in other items are deferred income tax expense (recovery), loss upon termination of interest rate swaption agreements and other items.

(6)
Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net income listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income:	44,290	91,369	48,911	157,965
Add:
Depreciation and amortization	27,651	25,021	105,545	95,542
Partnership’s share of equity-accounted joint ventures' DCF net of estimated maintenance capital expenditures(1)	13,719	16,335	48,616	92,747
Distributions relating to equity financing of newbuildings	3,844	1,685	8,676	1,685
Direct finance lease payments received in excess of revenue recognized and other adjustments	2,142	5,363	14,326	20,445
Unrealized foreign currency exchange loss (gain)	58	(17,783)	17,493	(14,699)
Write-down and loss on sales of vessels	—	11,537	50,600	38,976

Less:
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	(15)	(1,044)	740	—
Equity income	(2,992)	(9,728)	(9,789)	(62,307)
Deferred income tax and other non-cash items	(4,061)	(1,529)	(6,463)	(3,414)
Distributions relating to preferred units	(5,541)	(2,719)	(13,979)	(2,719)
Unrealized gain on non-designated derivative instruments	(7,926)	(50,709)	(13,448)	(19,433)
Estimated maintenance capital expenditures	(14,265)	(12,212)	(53,315)	(48,221)
Distributable Cash Flow before Non-controlling interest	56,904	55,586	197,913	256,567
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(4,850)	(5,387)	(21,785)	(21,572)
Distributable Cash Flow	52,054	50,199	176,128	234,995
Amount of cash distributions attributable to the General Partner	(226)	(229)	(909)	(910)
Limited partners' Distributable Cash Flow	51,828	49,970	175,219	234,085
Weighted-average number of common units outstanding	79,626,819	79,571,820	79,617,778	79,568,352
Distributable Cash Flow per limited partner common unit	0.65	0.63	2.20	2.94

(1)
The estimated maintenance capital expenditures relating to the Partnership’s share of equity-accounted joint ventures were $8.4 million and $7.8 million for the three months ended December 31, 2017 and 2016, respectively, and $32.5 million and $30.3 million for the year ended December 31, 2017 and 2016, respectively.

Teekay LNG Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended December 31, 2017
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	114,605	11,702	126,307
Voyage expenses	(1,356)	(2,947)	(4,303)
Vessel operating expenses	(22,717)	(4,309)	(27,026)
Depreciation and amortization	(25,386)	(2,265)	(27,651)
General and administrative expenses	(4,751)	(198)	(4,949)
Income from vessel operations	60,395	1,983	62,378

	Three Months Ended December 31, 2016
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	86,188	14,586	100,774
Voyage expenses	(31)	(271)	(302)
Vessel operating expenses	(17,370)	(4,900)	(22,270)
Depreciation and amortization	(21,608)	(3,413)	(25,021)
General and administrative expenses	(3,261)	(373)	(3,634)
Write-down and loss on sales of vessels	—	(11,537)	(11,537)
Income (loss) from vessel operations	43,918	(5,908)	38,010

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended December 31, 2017			Year Ended December 31, 2017
	(unaudited)			(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total	Total
Income from vessel operations (See Appendix C)	60,395	1,983	62,378	148,649
Depreciation and amortization	25,386	2,265	27,651	105,545
Write-down and loss on sales of vessels	—	—	—	50,600
Amortization of in-process contracts included in voyage revenues	(1,256)	(278)	(1,534)	(3,785)
Direct finance lease payments received in excess of revenue recognized and other adjustments	2,142	—	2,142	14,326
Realized gain on Toledo Spirit derivative contract	—	152	152	678
Cash flow from vessel operations from consolidated vessels	86,667	4,122	90,789	316,013

	Three Months Ended December 31, 2016			Year Ended December 31, 2016
	(unaudited)			(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total	Total
Income (loss) from vessel operations (See Appendix C)	43,918	(5,908)	38,010	153,181
Depreciation and amortization	21,608	3,413	25,021	95,542
Write-down and loss on sales of vessels	—	11,537	11,537	38,976
Amortization of in-process contracts included in voyage revenues	—	(278)	(278)	(2,202)
Direct finance lease payments received in excess of revenue recognized	5,363	—	5,363	20,445
Realized loss on Toledo Spirit derivative contract	—	(1,274)	(1,274)	(654)
Cash flow adjustment for two Suezmax tankers	—	—	—	1,966
Cash flow from vessel operations from consolidated vessels	70,889	7,490	78,379	307,254

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	December 31, 2017		December 31, 2016
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	129,526	57,493	125,372	56,426
Voyage expenses	(3,653)	(1,862)	(6,542)	(3,329)
Vessel operating expenses and general and administrative expenses	(48,617)	(22,372)	(41,499)	(19,076)
Depreciation and amortization	(27,950)	(13,984)	(28,244)	(14,141)
Write-down and loss on sales of vessels	(11,000)	(5,500)	(9,721)	(4,861)
Income from vessel operations of equity-accounted vessels	38,306	13,775	39,366	15,019
Other items, including interest expense and realized and unrealized gain (loss) on derivative instruments	(23,690)	(10,783)	(7,491)	(5,291)
Net income / equity income of equity-accounted vessels	14,616	2,992	31,875	9,728

Income from vessel operations of equity-accounted vessels	38,306	13,775	39,366	15,019
Depreciation and amortization	27,950	13,984	28,244	14,141
Write-down and loss on sales of vessels	11,000	5,500	9,721	4,861
Direct finance lease payments received in excess of revenue recognized	10,621	3,802	9,475	3,438
Amortization of in-process revenue contracts	(1,950)	(1,017)	(2,541)	(1,304)

Cash flow from vessel operations from equity-accounted vessels	85,927	36,044	84,265	36,155

	Year Ended
	December 31, 2017		December 31, 2016
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	478,908	213,574	553,461	252,677
Voyage expenses	(16,689)	(8,534)	(20,051)	(10,121)
Vessel operating expenses and general and administrative expenses	(175,898)	(81,416)	(166,841)	(77,496)
Depreciation and amortization	(109,135)	(54,453)	(104,098)	(52,095)
Write-down and loss on sales of vessels	(11,000)	(5,500)	(9,721)	(4,861)
Income from vessel operations of equity-accounted vessels	166,186	63,671	252,750	108,104
Other items, including interest expense and realized and unrealized gain (loss) on derivative instruments	(124,342)	(53,882)	(100,992)	(45,797)
Net income / equity income of equity-accounted vessels	41,844	9,789	151,758	62,307

Income from vessel operations of equity-accounted vessels	166,186	63,671	252,750	108,104
Depreciation and amortization	109,135	54,453	104,098	52,095
Write-down and loss on sales of vessels	11,000	5,500	9,721	4,861
Direct finance lease payments received in excess of revenue recognized	39,368	14,220	36,462	13,231
Amortization of in-process revenue contracts	(8,327)	(4,307)	(10,697)	(5,482)

Cash flow from vessel operations from equity-accounted vessels	317,362	133,537	392,334	172,809

(1)
The Partnership's equity-accounted vessels for the three months and year ended December 31, 2017 and 2016 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s ownership interests of 49 percent and 50 percent, respectively, in the Excalibur and Excelsior joint ventures, which own one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Teekay LNG-Marubeni joint venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 vessels, including three newbuildings, as at December 31, 2017, compared to 23 vessels owned and in-chartered, including four newbuildings, as at December 31, 2016; the Partnership’s 30 percent ownership interest in one LNG carrier and one LNG carrier newbuilding as at December 31, 2017, compared to two LNG carrier newbuildings as at December 31, 2016, and the Partnership's 20 percent ownership interest in two LNG carrier newbuildings for Shell; the Partnership’s 50 percent ownership interest in six ARC7 LNG carrier newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited; and the Partnership's 30 percent ownership interest in Bahrain LNG W.L.L., which owns an LNG receiving and regasification terminal under construction in Bahrain.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity-Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at December, 2017		As at December 31, 2016
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	295,148	128,004	400,090	167,813
Current portion of derivative assets	1,594	785	69	34
Other current assets	53,068	22,661	72,368	33,783
Vessels and equipment, including vessels related to capital leases	2,202,418	1,133,804	2,174,467	1,121,293
Advances on newbuilding contracts	1,211,210	450,523	824,534	303,162
Net investments in direct financing leases, current and non-current	2,013,759	722,408	1,816,365	665,599
Derivative assets	4,602	2,259	4,928	2,413
Other non-current assets	86,167	54,060	68,886	41,764
Total assets	5,867,966	2,514,504	5,361,707	2,335,861

Current portion of long-term debt and obligations related to capital leases	162,915	73,975	209,814	99,994
Current portion of derivative liabilities	21,973	7,217	27,388	9,622
Other current liabilities	98,657	43,193	76,480	32,068
Long-term debt and obligations related to capital leases	3,023,713	1,231,433	2,677,447	1,087,425
Shareholders' loans, current and non-current	368,937	131,685	545,028	272,514
Derivative liabilities	73,454	24,235	82,738	27,526
Other long-term liabilities	77,297	39,855	80,170	41,500
Equity	2,041,020	962,911	1,662,642	765,212
Total liabilities and equity	5,867,966	2,514,504	5,361,707	2,335,861

Investments in equity-accounted joint ventures		962,911		765,212
Advances to equity-accounted joint ventures		131,685		272,514
Investments in and advances to equity-accounted joint ventures		1,094,596		1,037,726

(1)
The Partnership's equity-accounted joint ventures as at December 31, 2017 and December 31, 2016 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s ownership interests of 49 percent and 50 percent, respectively, in the Excalibur and Excelsior joint ventures, which own one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Teekay LNG-Marubeni joint venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 vessels, including three newbuildings, as at December 31, 2017, compared to 23 vessels owned and in-chartered, including four newbuildings, as at December 31, 2016; the Partnership’s 30 percent ownership interest in one LNG carrier and one LNG carrier newbuilding as at December 31, 2017, compared to two LNG carrier newbuildings as at December 31, 2016, and the Partnership's 20 percent ownership interest in two LNG carrier newbuildings for Shell; the Partnership’s 50 percent ownership interest in six ARC7 LNG carrier newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited; and the Partnership's 30 percent ownership interest in Bahrain LNG W.L.L., which owns an LNG receiving and regasification terminal under construction in Bahrain.

Forward-Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the effects of recent and future newbuilding deliveries on the Partnership’s future cash flows and earnings; the timing of newbuilding vessel deliveries and the commencement of related contracts; the gain on sale of the S/S Excelsior; and the Partnership’s expectation that the charterer of the Toledo Spirit will cancel the charter contract and sell that vessel to a third party in 2018. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard and project construction delays, newbuilding specification changes or cost overruns; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Partnership's fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the Partnership’s or the Partnership’s joint ventures’ ability to secure or draw on financings for its vessels; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2016. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.